9-1

02024686

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Change of Non-Executive Directors

(London – Tuesday, 9 April 2002) International Power today announces that following the completion of two successful terms on the Company's Board Mr Dennis Hendrix, Non-Executive Director will be retiring at the Annual General Meeting on 23 May 2002.

Mr Hendrix, 62, joined the National Power Board in September 1997 and on the demerger of National Power PLC, became a member of the International Power Board.

International Power also announces the appointment of Mr Adri Baan, 59, who will succeed Mr Hendrix. He will be appointed to the Company's Board as Non-Executive Director with effect from 1 June 2002. Formerly a member of the Board of Management of Royal Phillips Electronics NV and CEO of the Consumer Electronics Division, Mr Baan is currently on the Boards of Port Authority of Singapore, ASMI (makers of semi-conductor equipment), KVWS (Holland's second largest building contractors), IPTE (a supplier of process automation systems) and ICI plc.

Sir Neville Simms, Chairman of International Power said, "Dennis has made a considerable contribution to the development of International Power since demerger. On behalf of our shareholders, I would like to thank him for his services to the Company during his time on the Board."

He continued: "We are very pleased that Adri has agreed to join the International Power Board. His wealth of experience in the international arena, specially Europe, will be very beneficial to International Power."

For further information: -

Media contact (Europe):
Aarti Singhal
+44 (0)20-7320-8681

Investor contact (Europe):
Grant Jones
+ 44 (0)20-7320-8619

Media & Investor contact (United States):
Paul Parshley
+1 508-922-3124

Notes to the Editors: -

International Power currently has six directors. Three are executive Directors – Peter Giller (Chief Executive Officer), David Crane (Chief Operating Officer) and Philip Cox (Chief Financial Officer) and three are non-executive Directors – Sir Neville Simms (Chairman), Tony Isaac and Jack Taylor.

International Power plc is a leading independent electric generating company with around 9,150 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 9 April 2002

By [signature]
Stephen Ramsay
Company Secretary